For immediate release
LION ELECTRIC POSTS RECORD REVENUE AND GROSS PROFIT
FOR THE THIRD QUARTER OF 2023
MONTREAL, QUEBEC - November 7, 2023 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the third quarter of fiscal year 2023, which ended on September 30, 2023. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q3 2023 FINANCIAL HIGHLIGHTS

•Record revenue of $80.3 million, up $39.4 million, as compared to $41.0 million in Q3 2022.
•Record gross profit of $5.4 million as compared to a gross loss of $3.8 million in Q3 2022.
•Delivery of 245 vehicles, an increase of 89 vehicles, as compared to the 156 delivered in the same period last year.
•Net loss of $19.9 million in Q3 2023, as compared to net loss of $17.2 million in Q3 2022. Net loss for Q3 2023 includes a $3.4 million gain related to a non-cash decrease in the fair value of conversion options on convertible debt instruments, a $0.2 million gain related to non-cash decrease in the fair value of share warrant obligations and a $1.3 million charge related to non-cash share-based compensation, whereas net loss for Q3 2022 included a $7.6 million gain related to non-cash decrease in the fair value of share warrant obligations and a $2.7 million charge related to non-cash share-based compensation.
•Adjusted EBITDA1 of negative $3.9 million, as compared to negative $15.1 million in Q3 2022.
•Capital expenditures, which included expenditures related to the Joliet Facility and the Lion Campus, amounted to $16.2 million, down $13.2 million, as compared to $29.4 million in Q3 2022. See section 8.0 of the MD&A entitled "Operational Highlights" for more information related to the Joliet Facility and the Lion Campus.
•Additions to intangible assets, which mainly consist of R&D activities, amounted to $15.0 million, down $3.2 million, as compared to $18.2 million in Q3 2022.
•The Company closed on July 19, 2023 concurrent financing transactions for aggregate gross proceeds to the Company of approximately $142 million, extended the maturity of its senior credit facilities by one year to August 11, 2025, and terminated its at-the-market equity program which was set to expire in July 2024 and will therefore no longer make any sales thereunder.

1 Adjusted EBITDA is a non-IFRS financial measure. See “Non-IFRS Measures and Other Performance Metrics” section of this press release.

BUSINESS UPDATES

•More than 1,600 vehicles on the road, with over 19 million miles driven (over 30 million kilometers).
•Vehicle order book2 of 2,232 all-electric medium- and heavy-duty urban vehicles as of November 6, 2023, consisting of 268 trucks and 1,964 buses, representing a combined total order value of approximately $525 million based on management's estimates.
•LionEnergy order book2 of 129 charging stations and related services as of November 6, 2023, representing a combined total order value of approximately $4 million.
•12 experience centers in operation in the United States and Canada.
•Began to manufacture initial LionD units in Joliet, Illinois and Lion5 units in Montreal.
•Commercial production of the LionA and LionM is being delayed
•As of November 6, 2023, Lion had approximately 1,500 employees.

"We are pleased with our performance in the third quarter of 2023, as we posted record revenue and gross margins, and our revenue year-to-date has more than doubled compared to last year," commented Marc Bedard, CEO - Founder of Lion. "As we approach the end of the year, we continue to relentlessly focus on all the elements that will enable us to reach our profitability objectives," concluded Marc Bedard.

SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE THIRD QUARTER OF FISCAL YEAR 2023
Revenue

For the three months ended September 30, 2023, revenue amounted to $80.3 million, an increase of $39.4 million compared to the corresponding period in the prior year. The increase in revenue was due to an increase in vehicle sales volume of 89 units, from 156 units (108 school buses and 48 trucks; 140 vehicles in Canada and 16 vehicles in the U.S.) for the three months ended September 30, 2022 to 245 units (220 school buses and 25 trucks; 132 vehicles in Canada and 113 vehicles in the U.S.) for the three months ended September 30, 2023.

For the nine months ended September 30, 2023, revenue amounted to $193.1 million, an increase of $99.9 million compared to the corresponding period in the prior year. The increase in revenue was due to an increase in vehicle sales volume of 319 units, from 345 units (270 school buses and 75 trucks; 311 vehicles in Canada and 34 vehicles in the U.S.) for the nine
2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book. The vehicles included in the vehicle order book as of November 6, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

months ended September 30, 2022 to 664 units (593 school buses and 71 trucks; 518 vehicles in Canada and 146 vehicles in the U.S.) for the nine months ended September 30, 2023.

Revenues for the nine months ended September 30, 2023 were negatively impacted by delays in the processing and granting of subsidies, which resulted in the postponement of deliveries of vehicles which were ready for delivery. In addition, revenues were impacted by challenges associated with the production ramp-up and the development of certain models.
Cost of Sales

For the three months ended September 30, 2023, cost of sales amounted to $75.0 million, representing an increase of $30.2 million compared to $44.8 million in the corresponding period in the prior year. For the nine months ended September 30, 2023, cost of sales amounted to $189.5 million, representing an increase of $88.2 million compared to $101.3 million in the corresponding period in the prior year. The increase for both periods was primarily due to increased sales volumes and higher production levels, increased fixed manufacturing and inventory management system costs related to the ramp-up of future production capacity, higher raw material and commodity costs, and the impact of continuing inflationary environment.
Gross Profit (Loss)
For the three months ended September 30, 2023, gross profit was $5.4 million compared to a gross loss of $3.8 million for the corresponding period in the prior year. The improvement in gross profit was primarily due to the positive impact of increased sales volumes, favourable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of future production capacity, and the impact of continuing inflationary environment.
For the nine months ended September 30, 2023, gross profit was $3.5 million compared to a gross loss of $8.2 million for the corresponding period in the prior year. The improvement in gross profit was primarily due to the positive impact of increased sales volumes, favourable product mix, and higher manufacturing throughput, partially offset by higher raw material and commodity costs, higher inventory management system costs related to the ramp-up of future production capacity, and the impact of continuing inflationary environment.
Administrative Expenses
For the three months ended September 30, 2023, administrative expenses increased by $0.8 million, from $12.2 million for the three months ended September 30, 2022, to $13.0 million for the three months ended September 30, 2023. Administrative expenses for the three months ended September 30, 2023 included $1.0 million of non-cash share-based compensation, compared to $2.0 million for the three months ended September 30, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $10.2 million for the three months ended September 30, 2022 to $12.0 million for the three months ended September 30, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities.

For the nine months ended September 30, 2023, administrative expenses increased by $3.6 million, from $34.8 million for the nine months ended September 30, 2022, to $38.5 million for the nine months ended September 30, 2023. Administrative expenses for the nine months ended September 30, 2023 included $3.6 million of non-cash share-based compensation, compared to $7.4 million for the nine months ended September 30, 2022. Excluding the impact of non-cash share-based compensation, administrative expenses increased from $27.5 million for the nine months ended September 30, 2022 to $34.8 million for nine months ended September 30, 2023. The increase was mainly due to an increase in expenses, including higher headcount, resulting from the expansion of Lion’s head office and general corporate capabilities.
Selling Expenses
For the three months ended September 30, 2023, and the three months ended September 30, 2022, selling expenses were approximately the same at $5.2 million. Selling expenses for the three months ended September 30, 2023 included $0.3 million of non-cash share-based compensation, compared to $0.7 million for the three months ended September 30, 2022. Excluding the impact of non-cash share-based compensation, selling expenses increased from $4.6 million for the three months ended September 30, 2022 to $4.8 million for three months ended September 30, 2023. The slight increase was primarily due to higher sales commissions related to higher revenue, partially offset by lower marketing costs.

For the nine months ended September 30, 2023, selling expenses decreased by $0.8 million, from $17.3 million for the nine months ended September 30, 2022 to $16.5 million for the nine months ended September 30, 2023. Selling expenses for nine months ended September 30, 2023 included $1.2 million of non-cash share-based compensation, compared to $2.5 million for nine months ended September 30, 2022. Excluding the impact of non-cash share-based compensation, selling expenses slightly increased from $14.8 million for the nine months ended September 30, 2022 to $15.3 million for nine months ended September 30, 2023. The slight increase was primarily due to higher sales commissions related to higher revenue, partially offset by lower marketing costs.
Finance Costs
For the three months ended September 30, 2023, finance costs increased by $6.2 million, from $1.5 million for the corresponding period in the prior year, to $7.7 million for the three months ended September 30, 2023. Finance costs for the three months ended September 30, 2023 were net of $1.6 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $7.8 million compared to the three months ended September 30, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the quarter relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the Finalta-CDPQ Loan Agreement, interest and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, and an increase in interest costs related to lease liabilities, including for the Battery Plant.
For the nine months ended September 30, 2023, finance costs increased by $9.3 million, from $1.8 million for the corresponding period in the prior year, to $11.1 million for the nine months ended September 30, 2023. Finance costs for the nine months ended September 30, 2023 were net of $4.8 million of capitalized borrowing costs. Excluding the impact of capitalized borrowing costs, finance costs increased by $14.1 million compared to the nine months ended September 30, 2022. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the nine months ended September 30, 2023 relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, and the

Finalta-CDPQ Loan Agreement, interest and accretion expense as well as financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023, an increase in financing costs related to the over-allotment option exercise of the 2022 Warrants, and an increase in interest costs related to lease liabilities, including for the Battery Plant. In addition, finance costs for the nine months ended September 30, 2022 included a gain of $2.1 million on derecognition of the financial liability occurred as a result of the agreement with a private company relating to the previous acquisition of dealership rights in certain territories in the United States maturing on May 7, 2022.
Foreign Exchange Loss (Gain)
Foreign exchange losses (gains) relate primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three months ended September 30, 2023, foreign exchange loss was $2.9 million, compared to a loss of $2.1 million in the corresponding period in the prior year, related primarily to the impact of changes in foreign currency rates.
For the nine months ended September 30, 2023, foreign exchange gain was $0.1 million, compared to a loss of $1.4 million in the corresponding period in the prior year, and related primarily to the impact of changes in foreign currency rates.

Change in Value of Conversion Options on Convertible Debt Instruments
For the three and nine months ended September 30, 2023, change in value of conversion options on convertible debt instruments was a gain of $3.4 million, and was related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023.

Change in Fair Value of Share Warrant Obligations
Change in fair value of share warrant obligations moved from a gain of $7.6 million for the three months ended September 30, 2022, to a gain of $0.2 million, for the three months ended September 30, 2023. The gain for the three months ended September 30, 2023 was related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Change in fair value of share warrant obligations moved from a gain of $86.0 million for the nine months ended September 30, 2022, to a gain of $11.9 million, for the nine months ended September 30, 2023. The gain for the nine months ended September 30, 2023, was related to the Specific Customer Warrants, the public and private warrants Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulted mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Earnings (Loss)
The net loss of $19.9 million for the three months ended September 30, 2023 as compared to the net loss of $17.2 million for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, the change in value of conversion options on convertible debt instruments, and higher finance costs, partially offset by higher gross profit.

The net loss for the nine months ended September 30, 2023 as compared to the net earnings for the corresponding prior period were largely due to the lower decrease in the fair value of share warrant obligations (resulting in a lower gain) discussed in “Change in fair value of share warrant obligations” above, the change in value of conversion options on convertible debt instruments, higher finance costs, higher administrative expenses (excluding share-based compensation), partially offset by higher gross profit, and lower non-cash share-based compensation.

CONFERENCE CALL

A conference call and webcast will be held on November 7, 2023, at 8:30 a.m. (Eastern Time) to discuss the results. To participate in the conference call, please dial (404) 975-4839 or (833) 470-1428 (toll free) using the Access Code 592776. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with our 2023 third quarter financial report, including the unaudited condensed interim consolidated financial statements of the Company as at and for the quarter ended September 30, 2023, and the related management discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian regulatory securities authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR+ as well as on our website at www.thelionelectric.com. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the MD&A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2023 and December 31, 2022
(Unaudited, in US dollars)

	Sep 30, 2023	Dec 31, 2022
	$	$
ASSETS
Current
Cash	35,669,067	88,266,985
Accounts receivable	102,518,624	62,971,542
Inventories	234,955,893	167,191,935
Prepaid expenses and other current assets	2,177,574	5,067,513
Current assets	375,321,158	323,497,975
Non-current
Other non-current assets	839,883	1,073,226
Property, plant and equipment	187,661,813	160,756,328
Right-of-use assets	88,206,379	60,508,354
Intangible assets	192,267,677	151,364,023
Contract asset	13,234,458	13,211,006
Non-current assets	482,210,210	386,912,937
Total assets	857,531,368	710,410,912

LIABILITIES
Current
Trade and other payables	84,752,104	75,222,042
Deferred revenue and other deferred liabilities	32,748,254	634,971
Current portion of long-term debt and other debts	4,363,271	24,713
Current portion of lease liabilities	7,540,286	5,210,183
Current liabilities	129,403,915	81,091,909
Non-current
Long-term debt and other debts	172,097,826	110,648,635
Lease liabilities	82,412,830	58,310,032
Share warrant obligations	38,128,736	23,243,563
Conversion options on convertible debt instruments	26,226,096	—
Non-current liabilities	318,865,488	192,202,230
Total liabilities	448,269,403	273,294,139
SHAREHOLDERS' EQUITY
Share capital	489,362,920	475,950,194
Contributed surplus	139,160,542	134,365,664
Deficit	(199,203,564)	(151,979,960)
Cumulative translation adjustment	(20,057,933)	(21,219,125)
Total shareholders' equity	409,261,965	437,116,773
Total shareholders' equity and liabilities	857,531,368	710,410,912

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND COMPREHENSIVE EARNINGS (LOSS)
For the three and nine months ended September 30, 2023 and 2022
(in US dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
	$	$	$	$
Revenue	80,347,614	40,978,001	193,066,862	93,145,810
Cost of sales	74,982,572	44,797,649	189,540,202	101,328,397
Gross profit (loss)	5,365,042	(3,819,648)	3,526,660	(8,182,587)

Administrative expenses	12,986,754	12,165,843	38,468,226	34,846,047
Selling expenses	5,176,768	5,232,860	16,503,134	17,330,842
Operating loss	(12,798,480)	(21,218,351)	(51,444,700)	(60,359,476)

Finance costs	7,728,320	1,500,302	11,149,758	1,846,751
Foreign exchange (gain) loss	2,861,193	2,124,168	(104,113)	1,414,128
Change in value of conversion options on convertible debt instruments	(3,355,932)	—	(3,355,932)	—
Change in fair value of share warrant obligations	(179,488)	(7,643,140)	(11,910,809)	(86,033,933)
Net income (loss)	(19,852,573)	(17,199,681)	(47,223,604)	22,413,578
Other comprehensive income (loss)
Item that will be subsequently reclassified to net earnings (loss)
Foreign currency translation adjustment	(6,201,228)	(17,006,234)	1,161,192	(21,832,655)
Comprehensive earnings (loss) for the period	(26,053,801)	(34,205,915)	(46,062,412)	580,923

Earnings (loss) per share
Basic earnings (loss) per share	(0.09)	(0.09)	(0.21)	0.12
Diluted earnings (loss) per share	(0.09)	(0.09)	(0.21)	0.11

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2023 and 2022
(in US Dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
	Sep 30, 2023	Sep 30, 2022	Sep 30, 2023	Sep 30, 2022
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(19,852,573)	(17,199,681)	(47,223,604)	22,413,578
Non-cash items:
Depreciation and amortization	7,240,088	3,046,488	17,715,104	7,768,914
Share-based compensation	1,324,325	2,682,470	4,794,878	9,840,110
Accretion expense on Convertible Debentures issued as part of 2023 Debenture Financing	1,228,533	—	1,228,533	—
Accretion expense on Non-Convertible Debentures issued as part of 2023 Debenture Financing	1,046,545	—	1,046,545	—
Accretion and revaluation expense on balance of purchase price payable related to the acquisition of the dealership rights	—	—	—	82,850
Gain on derecognition of the balance of purchase price payable related to the acquisition of the dealership rights	—	—	—	(2,130,583)
Non-cash issuance of closing fee shares through 2023 Debentures Financing	623,336	—	623,336	—
Change in value of conversion options on convertible debt instruments	(3,355,932)	—	(3,355,932)	—
Change in fair value of share warrant obligations	(179,488)	(7,643,140)	(11,910,809)	(86,033,933)
Unrealized foreign exchange loss (gain)	(91,679)	1,102,315	(1,323,027)	832,209
Net change in non-cash working capital items	(31,679,272)	(18,405,005)	(47,840,935)	(41,719,676)
Cash flows used in operating activities	(43,696,117)	(36,416,553)	(86,245,911)	(88,946,531)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(22,394,406)	(21,897,519)	(67,790,857)	(89,930,883)
Addition to intangible assets	(16,057,154)	(18,789,392)	(56,513,413)	(57,479,103)
Disposition of property, plant and equipment	—	24,413	—	24,413
Proceeds from Mirabel battery building sale-leaseback	—	—	20,506,589	—
Government assistance related to property, plant and equipment and intangible assets	1,690,284	—	7,441,552	—
Cash flows used in investing activities	(36,761,276)	(40,662,498)	(96,356,129)	(147,385,573)
FINANCING ACTIVITIES
Increase in long-term debt and other debts	36,875,044	45,234,309	106,099,764	48,938,114
Repayment of long-term debt and other debts	(103,985,678)	(47,277)	(126,481,649)	(420,385)
Payment of lease liabilities	(1,711,692)	(1,420,153)	(4,427,228)	(3,757,691)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	2,341,367	19,186,356	8,580,405	19,186,356
Proceeds from the issuance of units through the December 2022 Offering - Warrants	—	—	2,907,226	3,798
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	—	—	4,175,836	—
Proceeds from the 2023 Debentures Financing, net of issuance costs	139,090,995	—	139,090,995	—
Cash flows from financing activities	72,610,036	62,953,235	129,945,349	63,950,192
Effect of exchange rate changes on cash held in foreign currency	(636,555)	(2,264,281)	58,773	(2,706,703)
Net decrease in cash	(8,483,912)	(16,390,097)	(52,597,918)	(175,088,615)
Cash, beginning of year	44,152,979	83,003,512	88,266,985	241,702,030
Cash, end of period	35,669,067	66,613,415	35,669,067	66,613,415
Income taxes paid	—	—	—	—
Interest paid	3,360,744	697,218	7,218,418	1,551,338
Interest paid under lease liabilities	1,227,560	803,084	3,354,611	2,343,146

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA

“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted for share-based compensation, change in value of conversion options on convertible debt instruments, change in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Adjusted EBITDA is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS. Lion believes that the use of Adjusted EBITDA provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Lion’s financial measures with those of comparable companies, which may present similar non-IFRS financial measures to investors. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Lion’s computation of Adjusted EBITDA may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate Adjusted EBITDA in the same fashion. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 13.0 of the Company's MD&A for the three and nine months ended September 30, 2023 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."
Order Book

This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental subsidies or economic incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 10.0 of the Company's MD&A for the three and nine months ended September 30, 2023 entitled “Order Book”. The vehicles included in the vehicle order book as of November 6, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See the section below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of November 6, 2023 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental programs, subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of November 6, 2023 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2026, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025 (which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal’s Infrastructure Canada’s Zero-Emission Transit Fund (“ZETF”), unless otherwise agreed by Infrastructure Canada). Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” below regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a program, subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order book into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Approximately half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. In addition, purchase orders obtained in connection with the first round of funding under the EPA Clean School Bus Program, require, among other things, that vehicles be delivered on or prior to October 2024.

Any termination, modification, delay or suspension of any governmental program, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Clean School Bus Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 196 vehicles during the year ended December 31, 2021 and 519 vehicles during the year ended December 31, 2022. As of November 6, 2023, the Company’s vehicle order book stood at 2,232 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2026, will require that the Company continue to ramp-up its production. While The Company’s Saint-Jerome facility currently has an estimated annual production capacity of 2,500 vehicles at full scale and the Company is in the process of ramping up its operations at the Joliet Facility and the Lion Campus (see section 8.0 entitled “Operational Highlights” and “Product Development and Manufacturing” under section 11.0 entitled “Key Factors Affecting Lion's Performance” of the Company's MD&A for the three and nine months ended September 30, 2023 for further details), the Company has limited experience to date in high volume manufacturing of its vehicles. In addition, as of November 6, 2023, 157 units included in the order book, consisting of trucks and representing a combined total order value of approximately $60 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2022 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in section 3.0 of the Company's MD&A for the three and nine months ended September 30, 2023 entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2022 and 2021, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

RECONCILIATION OF ADJUSTED EBITDA
The following table reconciles net earnings (loss) to Adjusted EBITDA for the three months ended September 30, 2023 and 2022:

	Unaudited - Three months ended September 30,		Unaudited - Nine months ended September 30,
	2023	2022	2023	2022
	(in thousands)		(in thousands)

Revenue	$80,348	$40,978	$193,067	$93,146

Net earnings (loss)	($19,853)	($17,200)	($47,224)	$22,414
Finance costs	$7,728	$1,500	$11,150	$1,847
Depreciation and amortization	$7,240	$3,046	$17,715	$7,769
Share-based compensation(1)	$1,324	$2,682	$4,795	$9,840
Change in value of conversion options on convertible debt instruments(2)	($3,356)	$—	($3,356)	$—
Change in fair value of share warrant obligations(3)	($179)	($7,643)	($11,911)	($86,034)
Foreign exchange loss (gain)(4)	$2,861	$2,124	($104)	$1,414
Transaction and other non-recurring expenses(5)	$374	$363	$951	$1,895
Income taxes	–	–	–	–
Adjusted EBITDA	($3,860)	($15,126)	($27,984)	($40,855)
(1)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive and stock option plans as described in note 11 to the condensed interim consolidated financial statements as at September 30, 2023 and for three and nine months ended September 30, 2023, and 2022.
(2)Represents non-cash change in the fair value of the conversion options on convertible debt instruments as described in Note 9 to the condensed interim consolidated financial statements as at September 30, 2023 and for three and nine months ended September 30, 2023, and 2022.
(3)Represents non-cash change in the fair value of the share warrant obligations as described in Note 8 to the condensed interim consolidated financial statements as at September 30, 2023 and for three and nine months ended September 30, 2023, and 2022.
(4)Represents losses (gains) relating to foreign exchange translation.
(5)For the three and nine months ended September 30, 2023, and 2022, represents non-recurring professional, legal and consulting fees.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words. These forward-looking statements include statements regarding the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities, the capital expenditures expected to be incurred in connection with the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the sourcing of lithium-ion battery cells, the Company’s U.S. manufacturing facility project and the Company’s battery plant and innovation center project in Quebec, the Company's future growth and long-term strategy, ongoing litigation proceedings with one of the Company's suppliers and its parent company, the Company’s expected product pipeline and the launch and commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at, its U.S. manufacturing facility and its Quebec battery plant and innovation center, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), from governmental subsidies and incentives, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed if and when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;

•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products and meet project construction and other project milestones and timelines;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to raise additional funds to meet its capital requirements and pursue its growth strategy when and in the amounts needed;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, and demands for higher wages) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;
•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales; and
•the outcome of any legal proceedings that may be instituted by or against the Company from time to time, including the ongoing litigation proceedings with Nikola Corporation, the parent company of Romeo Systems Inc.

These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended

December 31, 2022 and 2021. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the Company’s MD&A for the years ended December 31, 2022 and 2021 and in other documents filed with the applicable Canadian regulatory securities authorities and the Securities and Exchange Commission.
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
CONTACTS

MEDIA
Dominik Beckman
Vice President, Marketing and Communications
Dominik.Beckman@thelionelectric.com
450-432-5466, extension 4283

INVESTORS
Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171